SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 21, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Ivanhoe Mines Ltd. News Release – March 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 21, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 21, 2005

Ivanhoe Mines Discovers Potentially Significant Iron Oxide
Copper/Gold Mineralization at Australian Cloncurry Project

BRISBANE, AUSTRALIA — Douglas Kirwin, Ivanhoe Mines’ Executive Vice-President, Exploration, announced today that the company has discovered a new deposit of potentially significant, iron oxide copper-gold (IOCG) mineralization at its Cloncurry Project, approximately 160 kilometres southeast of Mount Isa, in northwestern Queensland, Australia. Ivanhoe’s geologists believe that the discovery is geologically similar to the Proterozoic IOCG, breccia-hosted deposits at the Olympic Dam, Prominent Hill and Ernest Henry mines, also in Australia. The Cloncurry project is 100%-owned by Ivanhoe Cloncurry Mines Pty. Ltd., a wholly-owned, indirect subsidiary of Ivanhoe Mines Ltd.

The new discovery is at the Swan prospect, a 300-metre-wide by 400-metre-long magnetic anomaly located 600 metres southwest of the former Mount Elliott gold and copper mine. Ivanhoe recently completed a preliminary, 1,600-metre, diamond drilling program to test the Swan anomaly. High-grade IOCG, breccia-hosted, supergene and hypogene chalcocite and gold mineralization was encountered in six holes to a depth of at least 350 metres below surface. The mineralization is open-ended along strike and to depth.

Hole MEHQ-1069 intersected 79 metres grading 1.45% copper and 0.99 g/t gold (a copper equivalent grade of 2.09%), starting at a depth of 83 metres down hole. Hole MEHQ-1068 encountered 115 metres grading 0.96% copper and 0.86 g/t gold (a copper equivalent grade of 1.52%), commencing at a depth of 65 metres down hole. MEHQ-1073 intersected 154 metres grading 0.81% copper and 0.49 g/t gold (a copper equivalent grade of 1.13%), starting at a depth of 115 metres below surface.

Ivanhoe’s drilling also confirmed the existence of a substantial, supergene copper and gold blanket of oxidized, clay-altered material overlying the IOCG breccia-hosted, hypogene chalcocite and gold mineralization at the Swan prospect. This supergene blanket, which extends to depths of up to 100 metres below surface, was partially identified by a previous 85-hole, shallow-drilling campaign conducted by former owners of the Mount Elliott mine.

Ivanhoe is conducting metallurgical testing on the supergene material to determine the heap-leach parameters of the near-surface, oxidized material. Below the supergene blanket, calc-silicate-altered sediments and meta-basalt rocks host a large, gold-bearing vein/breccia system comprised of chalcocite, bornite and magnetite. This primary sulphide zone has been drilled only by 12 widely-distributed holes, eight of which intercepted significant IOCG mineralization.

Ivanhoe plans to recommence diamond drilling in the near future to further delineate the extent and grade of the underlying primary chalcocite and gold mineralization. Additional shallow holes also will be drilled into the supergene blanket. The results will form the basis for an independent resource estimate for this zone.

Ivanhoe has assembled a project development team to investigate the potential of quickly producing cathode copper from the supergene mineralization at the Swan deposit. The team includes Stephen Ross and Paul Monaghan, previously General Manager and Chief Metallurgist respectively, at the Monywa heap-leach SX/EW mine in Myanmar (50%-owned by Ivanhoe Mines), one of the world’s lowest-cost, primary copper producers. The team has significant experience in the construction and operation of heap-leach SX/EW plants and is confident that

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the technology can be successfully transferred to the Cloncurry Project at a relatively low-capital entry cost.

Significant copper and gold drill intersections also were encountered 300 metres down-dip of the supergene zone in previous holes drilled by former operators of the project (e.g., Hole SWQ-90-11 intersected 12.4 metres grading 1.14% copper and 0.94 g/t gold, beginning at a down-hole depth of 389.6 metres, and 52 metres grading 0.77% copper and 0.47 g/t gold, beginning at a down-hole depth of 150 metres). There also are copper sulphide intersections at the Swell Zone, between the Mount Elliot and Swan prospects, (e.g., Hole MEQ-03-1049 intersected 109 metres grading 1.14% copper and 0.38 g/t gold, beginning at a down-hole depth of 93 metres). The connection between the drill intersections at Swan, Swell and Elliott has not been determined by drilling. Each deposit is covered by a discrete magnetic anomaly. Resistivity anomalies may relate to mineralization trends, pointing to northeast- and northwest-trending structural relationships between the deposits. The Swan South copper anomaly sits in such a resistivity anomaly, which is interpreted as the intersection of two geological structures.

Highlighted Swan Project Diamond Drill Results

			Downhole	Downhole
			Depth	Depth	Downhole
	MGA94	Zone 54	From	To	Interval	Copper	Gold	Copper
Hole	Easting	Northing	(metres)	(metres)	(metres)	%	g/t	Eq.%
MEHQ-1068	447705	7617800	8	56	48	0.85	0.57	1.22
			65	180.4	115.4	0.96	0.86	1.52
MEHQ-1069	447736	7617900	53	74	21	0.36	0.21	0.50
			83	162	79	1.45	0.99	2.09
			176	204	28	0.71	0.46	1.01
MEHQ-1070	447634	7617900	9	79	70	1.20	0.31	1.40
MEHQ-1071	447595	7617800	15	59	44	0.79	0.48	1.10
			65	80	15	0.66	0.48	0.97
			94	106	12	0.63	0.29	0.82
			114	145	31	0.63	0.47	0.93
			185	211	26	0.42	0.37	0.66
MEHQ-1072	447659	7617700	31	101	70	0.59	0.31	0.79
			112	137	25	0.61	0.41	0.88
MEHQ-1073	447438	7617800	8	59	51	0.49	0.07	0.54
			115	269	154	0.81	0.49	1.13

1)	Intersections were calculated using 0.3% copper cut-off. Lower-grade material up to a maximum of five metres down hole was only included if further high grades justified the inclusion of the low-grade zone.

2)	Copper equivalent grades have been calculated using the following formula: (copper price $/lb x copper % x 22.04) + (gold g/t x gold price $/g) / copper price $/lb x 22.04 where copper price is $0.90 / pound and gold price is $400 / ounce equals $12.86 / gram.

Diamond drill holes MEHQ-1068, 1069, 1070, 1071 and 1072 were drilled to the west (263 deg.) at -60 degrees. Holes MEHQ-1073 and 1074 were drilled to the east (83 deg.) at — 60 degrees, as illustrated on the accompanying drill plan and sections.

The Cloncurry Project, covering an area of more than 1,450 square kilometres of highly prospective Proterozoic terrain, was acquired by Ivanhoe in September 2003. Since its acquisition, Ivanhoe has been conducting a comprehensive exploration program on the property, with the objective of identifying bulk-tonnage copper-gold mining opportunities for development. Ivanhoe has scheduled drilling in coming months on a number of high-quality

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targets. Some of the targets have not been previously drill tested; others have had only limited scout drilling.

Ivanhoe believes that the area has excellent geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, or the Olympic Dam Mine, in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Hilton Group, Cannington, Lady Loretta and Dugald River base metal deposits, the Ernest Henry and Osborne IOCG mines, the Tick Hill gold deposit and the Mary Kathleen rare earth and Valhalla uranium deposits.

The Ernest Henry copper-gold mine, 38 kilometres northeast of Cloncurry, mines approximately 10 million tonnes of ore each year from an open-pit operation to produce approximately 360,000 tonnes of concentrate containing 100,000 tonnes of copper and 125,000 ounces of gold. The Ernest Henry project has been a major catalyst for significant infrastructure development in northwestern Queensland. New and improved services have included the installation of a 115-kilometre water pipeline and electricity transmission lines, upgrading and conversion of Mount Isa’s Mica Creek Power Station from coal to natural gas, construction of a new airport terminal and provision of improved air services — all of which are close enough to serve Ivanhoe’s Cloncurry Project.

(On July 17, 2001, Ivanhoe announced the discovery of the Southwest Oyu Zone at Oyu Tolgoi containing “potentially significant porphyry gold, copper and molybdenum mineralization” — the first of what was to be a series of major discoveries at Oyu Tolgoi. On November 3, 1994, Diamond Fields Resources, headed by principals of Ivanhoe Mines, announced the discovery of a “potentially significant occurrence of base-metal mineralization” containing nickel, copper and cobalt at what was to become the giant Voisey’s Bay nickel deposit in Eastern Canada).

The technical information in this release is based on information compiled by James Heape, a Fellow of the Australian Institute of Geoscientists and a Qualified Person as required by NI 43-101. Mr. Heape, a full-time Ivanhoe Cloncurry employee, has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration, and to the activity that he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

All samples were assayed by SGS at its analytical facility in Townsville, Australia.

Ivanhoe’s shares are listed on the New York, Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration program at the Cloncurry prospect and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.